Item 1.

(a) Tularik Inc

(b) 	1120 Veterans Boulevard
      South San Francisco, CA 94080

Item 2.

(a) Platinum Asset Management Limited as trustee for the Platinum Asset Management Trust

(b)  Level 4, 55 Harrington st
Sydney 2000
Australia
(c) Australia
(d) Common Stock
(e) 899165104

Item 3.
N/A

Item 4.

(a) 3,056,909
(b) 4.75%
(c) (i) 3,056,909
(ii) 0
(iii) 3,056,909
(iv) 0

Item 5
Yes

Item 6
No

Item 7
N/A

Item 8
N/a

Item 9
N/A



Item 10
(a) N/A
(b) N/A





After reasonable inquiry and to the best of my
Knowledge and belief, I certify that the information set forth in this statement is true and correct